Aquaron Acquisition Corp.

April 10, 2025

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Attention:	Isabel Rivera
Benjamin Holt

Re:	Aquaron Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 4, 2025
File No. 001-41470

Ladies and Gentlemen:

This letter is in response to the letter dated April 9, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Aquaron Acquisition Corp. (the “Company,” “we,” or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Preliminary Proxy Statement on Schedule 14A filed April 4, 2025

General

1.

We note your disclosure that your common stock is quoted on the over-the-counter trading market. We also note your Form 8-K filed March 10, 2025, in which you disclosed the determination letter received from Nasdaq on March 6, 2025 stating that Nasdaq will suspend trading in the company’s common stock effective at the opening of trading on March 7, 2025. Please update your disclosure throughout the proxy statement to clearly disclose, if true, that your securities were delisted on March 7, 2025 and are now quoted on the over-the-counter trading market. Also revise to address the consequences arising from the delisting to you and your shareholders, including the impacts on your liquidity and the market for your securities, your attractiveness as a merger partner, your ability to complete your business combination, and your securities no longer being “covered securities.” In this regard, we note, for example, that your merger agreement dated July 12, 2024 with HUTURE Ltd. and other parties contains a representation and a closing condition regarding your listing on Nasdaq.

Response: In response to the Staff’s comment, the Company has included a new risk factor on page 2 of the Amended Preliminary Proxy Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Sally Yin, Esq., of Hunter Taubman Fischer & Li LLC, at 929-226-4130.

Very truly yours,

/s/ Yi Zhou
Name:	Yi Zhou
Title:	Chief Executive Officer

Cc:	Sally Yin, Esq.
Hunter Taubman Fischer & Li LLC